 Exhibit 1

Cyren Adds Email Archiving to SaaS Security Platform

McLean, VA – January 3, 2018 – Cyren (NASDAQ: CYRN) today announced the availability of its new cloud-based email archiving service that protects business messages and simplifies regulatory compliance. The service is offered as part of Cyren’s enterprise security platform, which integrates web security, email security, DNS security, cloud sandboxing, and now, email archiving, on a single globally-operated Security-as-a-Service platform.

“Our customers value our cloud expertise and are asking us to provide complementary services around email management,” said Lior Kohavi, Cyren CTO. "Cyren's 100 percent cloud-based security platform allows us to quickly roll out new services and capabilities to protect our global customer base and meet their wider needs with speed and agility that simply isn't possible with appliance-based infrastructures."

Archiving Service Speeds Email Retrieval

Cyren’s email security and archiving services help email administrators and compliance officers reduce the time and labor involved in managing regulatory compliance with email management, protection and retention in the cloud. The latest release includes:

•	Fast search and eDiscovery – provides search and eDiscovery that returns searches in less than two seconds, enabling governance, risk management and compliance (GRC) and legal teams to complete freedom of information and subject access requests in minutes.
•	Tamper-proof storage - inbound, outbound and internal emails are saved in tamper-proof storage with audited user access to ensure email integrity for corporate investigations and litigation purposes.
•	Ease of use - simplified user mailbox management removes the need for complex email filing, PST management and mailbox size control.

According to Gartner, "Archiving as a service (aka SaaS) has rapidly surpassed on-premises archiving as the preferred deployment model for most organizations. Gartner sees over 80% of new or replacement email archiving implementations as being cloud-based." (Gartner, Magic Quadrant for Enterprise Information Archiving, Shane Harris, Garth Landers, Julian Tirsu, 30 October 2017.)

Cyren Email Archiving can be easily activated as part of any Cyren Email Security subscription. Cyren offers a free 30-day trial. Visit: www.cyren.com/emailfreetrial?cta_campaign=CES_Trial_Request

About Cyren

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning Security-as-a-Service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more at www.cyren.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: www.twitter.com/CyrenInc or twitter.com/cyren_ir

Company Contact:

Mike Myshrall, CFO

Cyren

+1.703.760.3320
mike.myshrall@cyren.com

Media Contact:

Matthew Zintel

Zintel Public Relations

+1.281.444.1590

matthew.zintel@zintelpr.com